Clear Secure, Inc.
85 10th Avenue, 9th Floor
New York, New York 10011

September 12, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Anastasia Kaluzienski Robert Littlepage Division of Corporation Finance Office of Technology

Re:	Clear Secure, Inc. Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-40568

Ladies and Gentlemen:

Clear Secure, Inc., a Delaware corporation (the “Company”), received the comment letter dated August 28, 2025 from the staff of the Division of Corporation Finance (the “Staff”), and the following represents our response to the Staff’s comment. For your ease of reference, we have included your original comment below in italicized bold font and have provided our response following the comment.

Form 10-K for the Fiscal Year Ended December 31, 2024

Financial Statements

Consolidated Balance Sheet, page 67

1.	We note a related party exchanged 4,000,000 of their Alclear Units and corresponding shares of Class C Common Stock for shares of the Company’s Class A Common Stock, and the Company repurchased and retired the shares of Class A Common Stock. Please provide us a chronological summary of all such instances where Alclear Units along with the corresponding shares Class C Common Stock or Class D Common Stock were exchanged for shares of your Class A Common Stock or Class B Common Stock. Indicate if the issued Class A or Class B shares were repurchased and retired by the Company and if so, tell us if the repurchases were funded with cash raised in a public offering or private sale of Class A Common Stock. In the absence of a concurrent public offering or private sale of Class A Common Stock, tell us how the repurchases were made in accordance with the terms of the Exchange Agreement. Also, please tell us why you do not report the Alclear Units, Class C Common Stock and Class D Common Stock as temporary equity and explain to us your consideration of the guidance in ASC 480-10-S99-3A and specifically, example 2 of this guidance.

The Company respectfully acknowledges the Staff’s comment.

Pursuant to the exchange agreement (the “Exchange Agreement”) entered into on June 29, 2021 by and among the Company, Alclear Holdings, LLC (“Alclear”) and the holders of common units of Alclear (“Alclear Units”), each holder of an Alclear Unit may elect from time to time to exchange such Alclear Unit, together with a share of either Class C Common Stock or Class D Common Stock (together with the Alclear Units, the “Paired Interests”) for, at the election of the Company, (i) a share of Class A Common Stock or Class B Common Stock, respectively, or (ii) cash from a substantially concurrent public offering or private sale of Class A Common Stock.

To date, the Company has settled all exchanges of Paired Interests in shares of Class A Common Stock or Class B Common Stock and has not elected to settle an exchange in cash. Because the number of exchanges since the Company’s initial public offering in 2021 has exceeded 100, the Company respectfully advises the Staff that it is unable without unreasonable efforts to provide a chronological summary of all instances in which Paired Interests have been exchanged for the shares of Class A Common Stock or Class B Common Stock.

Pursuant to the Exchange Agreement, the Company’s option to settle an exchange of Paired Interests in either stock or cash is vested in the Board of Directors of the Company (the “Board”), acting by a majority of the disinterested members of the Board or a Board committee comprised solely of disinterested directors. Accordingly, the Company has the unconditional right to settle any exchange of Paired Interests in Class A Common Stock or Class B Common Stock, and while the Company may settle future exchanges in cash, the Company has both the present intent and ability to settle any exchange of Paired Interests in Class A Common Stock or Class B Common Stock of the Company. To the extent the Company desires to elect to satisfy an exchange in cash, the Exchange Agreement requires the majority vote of all disinterested directors of the Board or a committee comprised solely of disinterested directors, and the amount of cash available for settlement would be limited to the proceeds generated from a substantially concurrent public offering or private sale of Class A Common Stock. In addition, no holder of an Alclear Unit, Class C Common Stock or Class D Common Stock has the right to force the Company to redeem its Alclear Unit, Class C Common Stock or Class D Common Stock for cash—solely a right to request an exchange of Paired Interests for Class A Common Stock or Class B Common Stock, as applicable. Accordingly, the Company has classified the Alclear Units, Class C Common Stock, and Class D Common Stock as permanent equity rather than temporary equity (see further details below). Class A Common Stock and Class B Common Stock do not contain cash exchange or redemption rights.

In reaching this conclusion, the Company considered the guidance in ASC 480, Distinguishing Liabilities from Equity, including ASC 480-10-S99-3A and specifically, example 2 to this guidance which is not applicable to Alclear Units, Class Common Stock or Class D Common Stock. That is because the holders of Paired Interests do not constitute a majority of the members of the Board of Directors, or the disinterested committee and therefore, they do not control the decisions of the Board. Even if the holders of Paired Interests represent the majority of the members of the Board of Directors or the disinterested committee, the classification of Alclear Units, Class C Common Stock, and Class D Common Stock as permanent equity would remain appropriate because the terms of the Exchange Agreement limit the redemption of exchanged Paired Interests to the cash proceeds to be received from a new permanent equity offering. This conclusion aligns with the Staff’s prior statements that permanent equity classification is acceptable in circumstances where the issuer has an unconditional right, coupled with the present intent and ability, to satisfy the redemption by exchanging the redeemable security for a permanent equity security (considering the requirements in ASC 815-40-25 to ensure that the issuer has the ability to settle in shares) or limiting the redemption to the cash proceeds to be received from a new permanent equity offering, with appropriate disclosure.

In addition, to ensure that it has the ability to settle the exchanges of Paired Interests in its Class A Common Stock or Class B Common Stock, the Company assessed and ensured that it has since the inception of the Exchange Agreement met, and continues to meet, the requirements in ASC 815-40-25 to classify the Alclear Units, Class C Common Stock and Class D Common Stock in permanent equity.

In the case of the specific related party transaction cited in the first sentence of the Staff’s comment, the holder and the Company negotiated and entered into a bilateral agreement pursuant to which the Company agreed to purchase from the holder 4,000,000 shares of Class A Common Stock at a discount to the then-prevailing market price of the Class A Common Stock, using cash on hand. The repurchase of the Class A Common Stock was not pursuant to the terms of the Exchange Agreement. Rather, it was a separately negotiated transaction between the holder and the Company, executed pursuant to the Company’s publicly disclosed stock repurchase program, initially approved by the Board in 2022. The holder exchanged 4,000,000 of its Paired Interests in order to effectuate the repurchase transaction, which exchange the Company elected to settle in shares of Class A Common Stock pursuant to the Exchange Agreement.

If you have any questions regarding the response contained in this letter, please do not hesitate to contact the undersigned at (646) 723-1404 or Brian M. Janson at Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

Sincerely,

/s/ Jennifer Hsu
Jennifer Hsu Chief Financial Officer

cc:	Lynn Haaland, General Counsel and Chief Privacy Officer
Clear Secure, Inc.

Brian M. Janson David A.P. Marshall
Paul, Weiss, Rifkind, Wharton & Garrison LLP